Exhibit 99.1

Fortuna Updates Reserves and Resources

Vancouver, February 22, 2018-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report updated Mineral Reserve and Mineral Resource estimates as of December 31, 2017 for the Caylloma Mine located in Peru, the San Jose Mine located in Mexico and the Lindero Project in Argentina.

Jorge A. Ganoza, President and CEO, commented: “Our infill drill programs at San Jose and Caylloma mines were successful at replenishing reserves mined in 2017.” Mr. Ganoza continued, “In addition, the exploration programs over the last year at Caylloma have yielded a 92 percent increase in tonnes of Inferred Resources. This success underpins the potential for this mine to continue presenting opportunities to extend its life.”

Highlights of Reserve and Resource Update

•	Combined Proven and Probable Reserves for the Caylloma and San Jose mines are reported at 6.6 Mt containing 44.8 Moz silver and 273 koz gold, representing year-over-year decreases of 2 percent and 7 percent in contained silver and gold ounces

•	Combined Inferred Resources for the Caylloma and San Jose mines are reported at 8.3 Mt containing an estimated 39.6 Moz silver and 193 koz gold, reflecting a year-over-year increase of 6 percent in contained silver ounces and a 17 percent decrease in contained gold ounces

•	Lindero Proven and Probable Reserves are reported at 88.3 Mt containing 1.7 Moz of gold, representing a year-over-year increase of 4 percent in contained gold ounces

•	Lindero Inferred Resources are reported at 5.7 Mt containing 0.07 Moz of gold, representing a year-over-year decrease of 89 percent in contained gold ounces. The optimization of the ultimate pit shell to schedule only material defined as Mineral Reserves has significantly impacted the reported Mineral Resources due to the exclusion of material at the periphery of the pit.

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Proven	116	92	0.29	1.97	3.05	0.3	1
		Probable	1,487	91	0.23	2.27	3.62	4.4	11
		Proven + Probable	1,603	91	0.23	2.25	3.58	4.7	12
	San Jose, Mexico	Proven	24	151	1.22	N/A	N/A	0.1	1
		Probable	5,013	248	1.61	N/A	N/A	39.9	260
		Proven + Probable	5,037	247	1.61	N/A	N/A	40.1	261
	Total	Proven + Probable	6,640	210	1.28	N/A	N/A	44.8	273
Projects	Lindero, Argentina	Proven	26,009	N/A	0.74	N/A	N/A	0.0	618
		Probable	62,263	N/A	0.57	N/A	N/A	0.0	1,131
		Proven + Probable	88,272	N/A	0.62	N/A	N/A	0.0	1,749
Total		Proven + Probable						44.8	2,022

Mineral Resources - Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Measured	510	78	0.32	1.19	2.29	1.3	5
		Indicated	1,386	90	0.32	1.36	2.23	4.0	14
		Measured + Indicated	1,896	87	0.32	1.32	2.24	5.3	20
	San Jose, Mexico	Measured	34	71	0.55	N/A	N/A	0.1	1
		Indicated	287	63	0.47	N/A	N/A	0.6	4
		Measured + Indicated	321	64	0.48	N/A	N/A	0.7	5
	Total	Measured + Indicated	2,217	84	0.34	N/A	N/A	6.0	25
Projects	Lindero, Argentina	Measured	610	N/A	0.24	N/A	N/A	0.0	5
		Indicated	11,897	N/A	0.24	N/A	N/A	0.0	92
		Measured + Indicated	12,507	N/A	0.24	N/A	N/A	0.0	97
Total		Measured + Indicated						6.0	121

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Inferred	5,751	105	0.35	2.82	4.07	19.5	66
	San Jose, Mexico	Inferred	2,596	241	1.53	N/A	N/A	20.1	128
	Total	Inferred	8,347	148	0.72	N/A	N/A	39.6	193
Projects	Lindero, Argentina	Inferred	5,700	N/A	0.36	N/A	N/A	0.0	65
Total		Inferred						39.6	258

1.	Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

2.	Mineral Resources are exclusive of Mineral Reserves

3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

4.	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves

5.	Mineral Resources and Mineral Reserves are estimated as of June 30, 2017 for San Jose and as of September 30, 2017 for Caylloma and reported as of December 31, 2017 taking into account production-related depletion for the period through December 31, 2017. Mineral Resources and Mineral Reserves for Lindero are reported as of September 9, 2017

6.	Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 117 g/t Ag Eq based on assumed metal prices of US$19/oz Ag and US$1,250/oz Au; estimated metallurgical recovery rates of 92% for Ag and 91% for Au and actual operating costs. Mineral Resources are estimated at a 100 g/t Ag Eq cut-off grade with Ag Eq in g/t = Ag (g/t) + Au (g/t) * ((US$1,250/US$19) * (91/92)). Proven + Probable Reserves include 2.74 Mt containing 25.6 Moz of silver and 153 koz of gold reported at a 120 g/t Ag Eq cut-off grade and Inferred Resources totaling 1.36 Mt containing 11.3 Moz of silver and 62 koz of gold reported at a 100 g/t Ag Eq cut-off grade located in the Taviche Oeste concession and subject to a 2.5% royalty

7.	Mineral Reserves for Caylloma are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$19/oz Ag, US$1,250/oz Au, US$2,200/t Pb and US$2,500/t Zn; metallurgical recovery rates of 84% for Ag, 17% for Au, 93% for Pb and 90% for Zn with the exception of high zinc oxide areas that use metallurgical recovery rates of 57% for Ag, 17% for Au, 57% for Pb and 35% for Zn; and actual operating costs. Caylloma Mineral Resources are reported based on estimated NSR values using the same metal prices and metallurgical recovery rates as detailed for Mineral Reserves; and an NSR cut-off grade of US$50/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$135/t for veins classified as narrow (all other veins)

8.	Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. The cut-off grades and pit designs are considered appropriate for long term gold prices of US$1,250/oz. Lindero Mineral Resources are reported within the same conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term gold price of US$1,250/oz, mining costs at US$1.67 per tonne of material, with total processing and process G&A costs of US$7.84 per tonne of ore and an average process recovery of 75%. The refinery costs net of pay factor were estimated to be US$6.90 per ounce gold. Slope angles are based on 3 sectors (39°, 42°, and 47°) consistent with geotechnical consultant recommendations

9.	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Edwin Gutierrez (SME Registered Member #4119110RM) is the Qualified Person for reserves, both being employees of Fortuna Silver Mines Inc.

10.	Totals may not add due to rounding procedures

11.	N/A = Not Applicable

San Jose Mine, Mexico

As of December 31, 2017, the San Jose Mine has Proven and Probable Mineral Reserves of 5.0 Mt containing 40.1 Moz of silver and 261 koz of gold, in addition to Inferred Resources of 2.6 Mt containing a further 20.1 Moz of silver and 128 koz of gold.

Year-over-year, Mineral Reserves remained unchanged in terms of tonnes and contained silver, while contained gold decreased by 6 percent after net changes resulting from production-related depletion and the upgrading and conversion of Inferred Resources to Mineral Reserves due to a successful infill drill program focused primarily on the Stockwork zones adding 0.7 Mt of new reserves averaging 286 g/t Ag and 1.44 g/t Au. Silver grade decreased 1 percent to 247 g/t and gold grade decreased 6 percent to 1.61 g/t.

Measured and Indicated Resources exclusive of Mineral Reserves decreased year-over-year from 0.8 Mt to 0.3 Mt due to a decrease in operating costs and better commercial terms resulting in the breakeven cut-off grade for reserves decreasing from 127 g/t to 117 g/t Ag Eq.

Year-over-year, Inferred Resources decreased 20 percent and 23 percent in contained silver and gold ounces, respectively. Silver grade decreased 4 percent and gold grade decreased 8 percent. The net variation is due to reductions resulting from the upgrading of Inferred Resources by infill drilling in the Trinidad North and Stockwork zones.

Brownfields exploration program budget for 2018 at the San Jose Mine is US$8.4 million, which includes 45,500 meters of diamond drilling and 340 meters of underground development for drilling access and platforms. Exploration drilling will focus on the Trinidad Central and Trinidad North zones and on the sub-parallel Victoria vein.

An infill drilling program of 6,485 meters for the upgrading of Inferred Resources into Measured or Indicated Resources is underway at the San Jose Mine. The budget of the infill drill program for 2018 is US$0.84 million.

Caylloma Mine, Peru

As of December 31, 2017, the Caylloma Mine has Proven and Probable Mineral Reserves of 1.6 Mt containing 4.7 Moz of silver and 12 koz of gold, in addition to Inferred Resources of 5.8 Mt containing 19.5 Moz of silver and 66 koz of gold.

Year-over-year, Mineral Reserve tonnes remained unchanged while silver grade decreased 16 percent to 91 g/t, lead grade decreased 6 percent to 2.25%, and zinc grade increased 10 percent to 3.58%. Changes are primarily due to mining related depletion and the upgrading and conversion of Inferred Resources to Mineral Reserves due to a successful infill drill program focused on the Animas NE vein.

Measured and Indicated Resources, exclusive of Mineral Reserves, decreased by 6 percent year-over-year to 1.9 Mt.

Inferred Resources increased by 2.7 Mt or 92 percent year-over-year. Silver grade decreased by 17 percent, whereas lead and zinc grades increased 69 percent and 37 percent, respectively. The increase in Inferred Resources is primarily due to a successful Brownfields exploration drill program of the Animas NE vein that discovered 2.5 Mt of new resources averaging 81 g/t Ag, 3.82% Pb, and 5.42% Zn.

Brownfields exploration program budget for 2018 at the Caylloma Mine is US$2.2 million, which includes 10,250 meters of diamond drilling. Drilling will focus on a previously unexplored area between ore shoots on the Animas NE vein that were discovered in 2017 (see Fortuna news release dated October 11, 2017).

An infill drilling program of 6,150 meters for the upgrading of Inferred Resources into Measured or Indicated Resources is being presently conducted at the Caylloma Mine. The budget of the infill drill program for 2018 is US$0.71 million.

Lindero Project, Argentina

The Lindero Project has Proven and Probable Mineral Reserves of 88.3 Mt containing 1.7 Moz of gold, in addition to Inferred Resources of 5.7 Mt containing 0.07 Moz of gold (see Fortuna news release dated September 21, 2017).

Year-over-year, Mineral Reserve tonnes increased 7 percent while gold grade decreased 2 percent to 0.62 g/t. Changes are primarily due to increases in the expected metallurgical recoveries based on updated testwork conducted in 2017, adjustments in projected processing and refining costs, and the conversion of Inferred Resources to Mineral Reserves due to the metallurgical infill drill program conducted in late 2016.

Measured and Indicated Resources exclusive of Mineral Reserves decreased year-over-year from 34.8 Mt to 12.5 Mt due to the application of updated metallurgical recoveries and the optimization of the ultimate pit shell.

Year-over-year, Inferred Resources decreased 88 percent in tonnes and 89 percent in contained gold ounces. The net variation is primarily due to the optimization of the ultimate pit shell to schedule only material defined as Mineral Reserves, resulting in the exclusion of 34.2 Mt or 0.47 Moz of Inferred Resources located at the periphery of the updated pit design. In addition, 6.6 Mt or 0.07 Moz of Inferred Resources was upgraded to Mineral Reserves as a consequence of the metallurgical infill drill program and adjustments in the geological interpretation.

The 2018 Brownfields exploration budget at Lindero is US$321,000 which includes investigating the economic potential of including the Arizaro gold-copper porphyry target that lies within the concession block into the existing Lindero resource through additional surface mapping and 2,000 meters of core drilling targeting shallow, high-grade copper-gold mineralization.

An infill drilling program of 2,000 meters is to be conducted at the Lindero Project in the second quarter of 2018 to improve the grade estimates of material planned for mining in Year 1 and collect additional metallurgical samples for testwork in the second half of 2018. The budget of the infill drill program for 2018 is US$460,000.

Qualified Person

The Mineral Resource estimates have been prepared under the supervision of Eric Chapman, Vice President of Technical Services of Fortuna Silver Mines. The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Edwin Gutierrez, Technical Services Corporate Manager for Fortuna Silver Mines.

E. Chapman and E. Gutierrez are Qualified Persons as defined by the National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company’s activities at its properties will proceed as planned; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s activities at its properties will proceed as planned; expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.